

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561.

May 20, 2010

Michael Schaffer
Chief Executive Officer
Case Financial, Inc.
7668 El Camino Real, Ste.104-106
Carlsbad, CA 92009

> **Re:** **Case Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 13, 2010**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 000-27757**

Dear Mr. Schaffer:

We have reviewed your response letter dated May 5, 2010 and have the following comments. As noted in our comment letter dated February 12, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1. We note your intent to file the amended Form 10-K for the fiscal year ended September 30, 2009 and we await your amendment.

Form 10-Q for the quarterly period ended December 31, 2009

Exhibits 31.1 and 31.2

2. Similar to prior comment five regarding your certifications filed in Form 10-K for the fiscal year September 30, 2009, please be advised that the certifications

required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K.  In this regard, we note that paragraph 4(b) as well as the language in the introductory paragraph 4 regarding internal control over financial reporting are missing in the certifications.  As such, please revise to provide complete certifications in accordance with the above rule.  To the extent you have no other revisions you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.  Otherwise, you should include the entire certification.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter over EDGAR.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3377 with any other questions.

Sincerely,
/s/ Andrew Mew
Andrew Mew
Accounting Branch Chief